This is the form of material change report required under Section 85(1) of the Securities Act.

BC FORM 51-102F3

(formerly Form 53-901F)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1.

Reporting Issuer

Northern Canadian Uranium Inc.

Cathedral Place

Suite 1304 – 925 West Georgia St.

Vancouver, BC V6C 3L2

(604) 684-2181

Item 2.

Date of Material Change

June 5, 2007

Item 3.

Press Release

Issued on June 5, 2007, at Vancouver, BC Canada and distributed to the TSX Venture Exchange, Market News and Vancouver Stockwatch.

Item 4.

Summary of Material Change

Northern Canadian Uranium Inc. is pleased to announce the results from the winter drilling program from the Collins Bay Extension uranium project.

Item 5.

Full Description of Material Change

Please see attached press release.

Item 6.

Reliance on Section 85(2) of the Act

N/A

Item 7.

Omitted Information

None

Item 8.

Senior Officers/Directors

The following senior officers/directors of the Issuer are knowledgeable about the material change and may be contacted by the Commission at the address and telephone number:

Praveen Varshney

Peeyush K. Varshney

President and Director

Director

Suite 1304 – 925 West Georgia St.

Suite 1304 – 925 West Georgia St.

Vancouver, BC

Vancouver, BC

V6C 3L2

V6C 3L2

(604) 684-2181

(604) 684-2181

Item 9.

Statement of Senior Officer/Director

The foregoing accurately discloses the material change referred to herein.

Dated this 5th day of June, 2007.	“Praveen K. Varshney”
Praveen K. Varshney
Name Director
Position / Title Vancouver, B.C.
Place of Declaration

NORTHERN CANADIAN URANIUM INC.

FOR IMMEDIATE RELEASE

Tuesday, June 5, 2007

Contact:

Investor Relations

(No.2007-06-12)

Phone (604) 684-2181

info@northerncanadian.ca

Northern Canadian Updates Collins Bay Extension Uranium Exploration Program

Vancouver, British Columbia – June 5, 2007 – Northern Canadian Uranium Inc. (TSX Venture Exchange: NCA; Frankfurt Stock Exchange: N4I) (the “Company”) is pleased to announce the results from the winter drilling program from the Collins Bay Extension (“CBE”) uranium project.  The CBE project contains over 37,000 hectares of contiguous mining claims that are located at the eastern end of the Athabasca Basin adjacent to Cameco’s Eagle Point uranium mine, and the Rabbit Lake uranium mine and mill.  The CBE project is exploring for uranium in areas immediately east of the cover rocks of the Athabasca Basin.  Uranium mineralization occurs in the basement rocks, where the Athabasca sandstone has been removed.  These areas have the potential to host uranium mineralization that is near surface with favorable metallurgy and competent host rocks, similar to the Eagle Point Mine.  The Eagle Point and Collins Bay deposits have a global resource of approximately 140 million pounds U3O8 where the deposits are closely associated with the Collins Bay fault zone.  The CBE claim block covers over 25 kilometers of the prospective strike extension of the Collins Bay structure.

The CBE winter drilling program was designed to first identify the location of northeast extension of the Collins Bay fault zone, and secondly to explore for alteration and uranium mineralization within it.  New geological interpretations indicate that the Collins Bay fault is present on the northwest side of Snowshoe Island, located 15 km along strike from the Eagle Point mine, and continuing northeast beneath Wollaston Lake, and onto Greenway Peninsula.  The Company identified two target areas on the fault zone, based on the presence of geophysical conductors in proximity to fault zones that separate the Archean basement rocks from the Wollaston Group rocks. The target areas are separated by a distance of 2.0 km, and each target received two core holes (4 core holes, total 1153.6 m).

Drill holes CBE 06 and 07 tested the northern target area and were drilled from lake ice, 300 metres offshore from Snowshoe Island.  Both holes intersected multiple strongly altered fault zones, containing elevated gamma radiation (up to 300 cps) and elevated uranium geochemical values (20 – 60 ppm).  Drill hole CBE 06 intersected favorable chlorite–illite–hematite alteration from 46.0 to 79.0 m and 121.0 –138.0 m, and included:

Drill Hole

From (m)

To (m)

Intercept - U3O8%

CBE 06

  67.0

  69.0

  2.0 m @ 0.03%

Drill hole CBE 07 intersected a similar alteration zone from 36.3 m -118.7 m containing pegmatitic intrusives with elevated gamma radiation and uranium geochemical values.

Drill holes CBE 09 and 10 tested the southern target zone, located 2.0 km to the south, on Snowshoe Island.  Both holes intersected two graphitic conductor zones, with anomalous gamma radiation and uranium geochemical values ranging from 20 – 60 ppm.  Drill hole CBE 09 intersected graphitic zones from 145.0 – 168.0 and 180.0 – 201.0 and a pegmatitic intrusive containing the following uranium values:

Drill Hole

From (m)

To (m)

Intercept - % U3O8

CBE 09

  90.5

  93.0

  1.5 m @ 0.024%

  94.5

  98.0

  3.5 m @ 0.012%

Two additional drill holes were attempted on the Ellis Island fault, which parallels the Collins Bay, 2.5 km to the southeast.  Drill holes were collared on lake ice but both holes were lost due to drilling error.  A fifth hole was collared and lost on the Collins Bay fault target.

Management Discussion and Analysis

The Company has developed a two-phase exploration strategy at the Collins Bay Extension project.  The initial focus is to target the extension of the Collins Bay Fault, which is a major controlling feature for uranium deposits in the eastern Athabasca Basin.  The Company’s winter drilling program intersected the targeted fault zones, hosted in favorable geological settings, with prospective alteration that includes early chlorite–illite assemblages superimposed by texture destructive hematite-quartz alteration.  The altered fault zones contain elevated gamma radiation and uranium mineralization in places that assayed up to 0.03% U3O8.  While these values are sub-economic, the combined results of favorable structure, strong alteration and anomalous uranium content confirm the prospectivity of the targeted Collins Bay fault zone extension which has been identified over a strike length of 6 km.  The Company will explore additional target areas within this 6 km long zone.

The Company has recently prepared an integrated high-resolution exploration data base covering the entire 37,000 ha property.  The data set has integrated regional geological data with recently acquired V-TEM time domain EM and airborne magnetics data from its recently completed survey.  The exploration data base will be utilized to identify additional uranium exploration targets, both further to the northeast of the current drilling program in the Northeast Block and in the Southwest Block, adjacent to the historic Rabbit Lake uranium mine.  Target areas are now being defined in anticipation of additional drilling planned for the 3rd quarter of 2007.  A second news release is being prepared to describe the forthcoming exploration program for the Company’s Coin Canyon project located on the north side of the Athabasca Basin.

QA/QC

Project manager for the program is Coast Mountain Geological Ltd. of Vancouver, BC.  All geochemical samples were collected in accordance with accepted industry standards and procedures.  The samples were submitted to accredited ACME Analytical Laboratories Ltd. in Vancouver, BC and analyzed for uranium and trace elements using a four acid digestion (HF–HClO4-HNO3-HCL) and analysis by ICP-ES/ICP – MS.  The Company conducts routine QA/QC analysis on all assay results, including the systematic utilization of certified reference materials, and umpire laboratory check assays.  Total gamma radiation measurements were obtained using a portable field spectrometer (GR-135 GEO) manufactured by Exploranium.

Northern Canadian Uranium Inc. (NCA)

Northern Canadian Uranium is a Canadian public company focused on the acquisition, exploration and development of uranium resources.  The Company’s exploration programs are headed by Keith Laskowski (MSc., VP Exploration), a designated Qualified Person (NI 43-101) and a geologist with over 25 years of exploration experience.  NCA has a pipeline of uranium projects, ranging from resource definition to grassroots exploration.  The Company is also exploring the Canyon Coin project, located on the north side of the Athabasca Basin and six uranium exploration projects in Wyoming and three projects in South Dakota.  The Company has three properties in southwest Nevada which are being examined and has acquired over 50,000 square kilometers of uranium prospecting concessions in Mali, West Africa.

Forward Looking Statements

Some of the statements in this news release contain forward-looking information, which involves inherent risk and uncertainty affecting the business of Northern Canadian Uranium Inc.  It is uncertain if further exploration will result in discovery of an economic mineral resource on any of the properties.  Actual results may differ materially from those currently anticipated in such statements.

ON BEHALF OF THE BOARD OF DIRECTORS

“ Praveen K. Varshney ”

Praveen K. Varshney, C.A.

President

CBE Project 2007 Drill Hole Locations
Airborne EM (Conductors) and Drill Holes
S-107380
S-107238
S-108610
S-107240
CB 07 07
CB 07 09
S-108611
Conductors
Fault Zones
S-108620
S-108611
S-107241
S-108325
Eagle Point Deposit
S-107177
5 km
Collins Bay Deposit
S-108624
S-107178
Rabbit Lake Mine
NORTHERN CANADIAN
URANIUM INC.
Global Uranium Exploration & Development